Exhibit 99.4

2012 Business Review

POWERFUL Financial Highlights

We demonstrated our financial strength again this year, and achieved a number of performance records. We finished the year with $1.2 billion in cash and short-term investments, while our total debt amounted to $1 billion.

December 31

($ millions except where indicated)

2011

2010

change

Revenue

$2,384

$2,124

12%

Gross profit

776

771

1%

Net earnings

450

516

(13)%

$ per common share (diluted)

1.14

1.31

(13)%

Adjusted net earnings (non-IFRS)*

509

497

2%

$ per common share (adjusted and diluted)

1.29

1.26

2%

Cash provided by operations (after working capital changes)

732

521

40%

Average realized uranium prices

$US/lb

49.17

43.63

13%

$Cdn/lb

49.18

45.81

7%

Production (Cameco’s Share)

Uranium production (million lbs U3 O8 )

22.4

22.8

(2)%

Financial Ratios

Current ratio (current assets/current liabilities)

3.7:1

4.3:1

Return on common shareholders’ equity

9.4%

11.3%

2011 Financial Records

ANNUAL REVENUE

($ millions)

GROSS PROFIT

($ millions)

URANIUM REVENUE

($ millions)

AVERAGE REALIZED URANIUM PRICE

($ Cdn/lb)

* Adjusted net earnings, a non-IFRS measure, should be considered supplemental in nature and not a substitute for related information prepared in accordance with IFRS. Other companies may calculate this measure differently. A reconciliation of adjusted net earnings to net earnings is available on page 34 of Cameco’s February 9, 2012 Annual Management’s Discussion and Analysis.

POWER ON The Future of Nuclear

2011 was a year of global economic, political and environmental challenges. The nuclear industry felt the effects of the events in Japan, which continue to unfold in ways that make it difficult to predict the near term with certainty. Germany announced an intention to move away from nuclear and Japan has not been clear on its plans.

At the same time, most of the 30 countries with a nuclear program have recommitted to nuclear, and the low uranium price is starting to cause some supply challenges. These factors, combined with a secondary supply that is starting to diminish, could speed an already tightening supply.

For the long term, things are clearer. Nuclear is a safe, clean, reliable, affordable energy source at a time when energy demand is increasing and governments are focused on energy security and reducing greenhouse gases. Global electricity consumption has tripled since 1980 and is forecast to nearly double again over the next two decades as more and more power is turned on around the world.

As a result, we are seeing continuing, growing and new nuclear programs. India, South Korea and China are all expanding their programs, while others like Saudi Arabia and Vietnam are planning to start new programs. The current rate of new reactor growth is at a level not seen since the 1970s. Sixty-three reactors are currently under construction and we expect 96 net new reactors by 2021.

Mineral Reserves

& Resources

435 million lbs proven and probable, 254 million lbs measured and indicated, 318 million lbs inferred

Project Overview

McArthur River/Key Lake

Northern Saskatchewan, Canada

Ownership: 70%, operator

McArthur River is the world’s largest high-grade uranium mine, with an average ore grade of almost 17% –approximately 100 times the world average. We continue to transition to new mining areas and improve mining method efficiencies. The mill at Key Lake is also being improved as a part of our revitalization program.

Rabbit Lake

Northern Saskatchewan, Canada

Ownership: 100%, operator

Rabbit Lake has produced over 186 million pounds over the last three decades and is expected to continue to produce until at least 2017. The mill is the second largest uranium mill in the world, and we are continuing to refurbish it to ensure continued reliable production.

Smith Ranch-Highland

Wyoming, US

Crow Butte

Nebraska, US

Ownership: 100%, operator

Our US operations are long-established in situ recovery operations. Smith Ranch-Highland is the largest uranium production facility in the US. Its production was lower than planned in 2011, but Crow Butte’s was 14% higher than planned.

2011 Production

2012 Outlook

13.9 million lbs (our share)

As part of the McArthur River extension project, we completed exploration of zones north of the current mining operations and had good results. In 2012, we plan to explore south of the current mining areas. We continue the development required to bring upper zone 4 into production, which we expect to begin in 2014.

3.8 million lbs

Rabbit Lake will continue to mill from its existing assets and has the flexibility to mill ore from other deposits in the area. We have also extended our drilling reserve replacement program, and plan to test other areas around the property through 2012.

2.2 million lbs

We plan to bring new wellfields into production. In 2012, we will continue to work with the regulator to obtain the necessary approvals to proceed with expansions at satellite operations.

Inkai Kazakhstan	**Cigar Lake** Northern Saskatchewan, Canada	**Kintyre** Western Australia	**Millennium** Northern Saskatchewan, Canada
Ownership: 60%	Ownership: 50%, operator	Ownership: 70%, operator	Ownership: 42%, operator
Inkai is a joint venture operation that gives us access to a significant low cost deposit. In 2011, we signed a Memorandum of Agreement with our partner to increase annual production to 5.2 million pounds (100% basis).	Cigar Lake is the world's second largest high-grade uranium deposit, with an average ore grade above 18%. Once in full production, we expect it to provide us with 9 million pounds of uranium per year. In 2011, we achieved a number of milestones towards production: completed remediation of the underground, resumed construction, and completed the sinking of shaft 2 to the 480 metre level.	Kintyre is an advanced uranium exploration project in Western Australia that adds potential to diversify our geographic reach and deposit type. In 2011, we generated an NI 43-101 mineral resource estimate and expanded our drilling program to support the prefeasibility study, which we expect to complete in 2012.	Millennium is a uranium deposit that could be mined in the future and utilize our excess milling capacity. In 2011, we completed a drill program, which increased our inferred mineral resource estimate. We recently entered into an agreement with AREVA to purchase their interest in the project, which is expected to increase our ownership of the project to between 58% and 70%.
2.5 million lbs (our share)	Under development	Under evaluation	Under evaluation
In 2011, we continued delineation drilling at block 3 – an area that shows great potential – and began development for a test leach facility. We will continue with these activities through 2012. We are also in discussions to increase future production to 10.4 million pounds (100% basis).	In 2012, our major milestones will be to finish sinking shaft 2 to its final depth of 500 metres and install infrastructure, develop two mining tunnels, and begin underground testing of the jet boring system.	In 2012, we plan to keep moving the project towards a production decision. This process will include further exploration drilling, completing the prefeasibility study and deciding whether to proceed to the feasibility stage, submitting a draft environmental review and completing an agreement with the local indigenous people, the Martu.	Our plan for 2012 is to keep moving the project towards a production decision, which will involve completing the environmental assessment, commencing engineering, and further drilling to test the upper portion of the orebody.

POWERED BY Operational and Financial Strength

Though the macro-environment for Cameco has changed somewhat, the direction and performance of the company has not. Our strengths remain an advantage for us in today’s market.

Assets & People

We have some of the best uranium assets in the world that are being operated by some of the best people in the business. It is this combination that allows us to pursue with confidence our goal of increasing annual production to 40 million pounds by 2018, and remain competitive in challenging environments.

Safety & Environment

Safety and protection of the environment are the foundation of our corporate values and are key to the success of our operations. We continue to excel in this area, having achieved a number of safety milestones in 2011.

More than Mining

We have invested across the nuclear fuel cycle to help better serve our customers and expand our market share. We are a major supplier of the uranium processing services required to produce fuel for reactors and are exploring innovative areas like laser enrichment technology. We also hold a 31.6 percent interest in Bruce Power Limited Partnership, which provides electricity to the province of Ontario.

Financial Strength

We have stable cash flow and predictable sales that support disciplined, continuing growth and add value for our shareholders. In 2011 we achieved record revenue from our nuclear business as a result of higher sales volumes and record realized prices in our uranium segment.

POWER SHIFT The New Face of Management

President and CEO Tim Gitzel shares his thoughts on Cameco and the industry in 2011 and the years to come.

You have been CEO since July. What are your thoughts on your tenure thus far?

It’s been a very busy and exciting time. We’ve made a lot of changes and progress in that time, including a seamless leadership transition and changes to senior management. We have a great team in place, and I’m looking forward to a good year in 2012.

What have been the highlights of 2011?

There have been many. Certainly our strong environmental and safety records continue. Safety milestones were reached at our Blind River, Crow Butte and Cigar Lake operations. Production was strong in 2011, and we keep getting closer to production at Cigar Lake. A lot of work was completed there in 2011, which was topped off by the shaft 2 breakthrough on the 480 level. That was a big accomplishment and important for work going forward. The biggest story this year, though, is our financial performance. We achieved a number of records, including annual revenue and gross profit from our nuclear business driven by record results in our uranium segment.

I’m very proud of all of these results because they show that, even faced with a challenging environment, as we were in 2011, we are still able to deliver on our goals, and do it in a safe and responsible manner.

Why do you think the idea of “Power On” reflects 2011 for Cameco?

Well it’s absolutely accurate in that the industry was very strong in the first few months of 2011: many countries were looking at building new nuclear, the price of uranium was moving up rapidly and I would say our share price followed. Then Fukushima happened and all of a sudden the world had changed overnight – for us, our industry, and the people of Japan. We had to react to that, and I think Cameco took a leadership position in explaining to shareholders and the world what had happened, and what the consequences could be.

Through that, we still kept moving forward. We saw this wasn’t fatal to the industry and that the industry was still strong. The countries that were strongly committed to nuclear prior to Fukushima were going to continue, and governments came out quickly and supported nuclear. At Cameco, we had to power on as a team, as a company, as a leader in the world, and that’s exactly what we did. We’re in a good position today and we’re going to keep powering on through 2012 and into the future.

What is your vision for the company?

Safety and the environment will always be number one for us. But we’re also going to continue the strong production we’ve had over the past couple years, and continue on the path of our Double U strategy – our plan to grow our annual uranium production to 40 million pounds by 2018. Of course, we will pursue all of this with a focus on profitability.

INVESTOR INFORMATION

Common Shares

Toronto (CCO) | New York (CCJ)

Transfer Agents and Registrars

The registrar and transfer agent for Cameco’s common shares is CIBC Mellon Trust Company1. For information on common shareholdings, dividend cheques, lost share certificates and address changes, contact:

In Canada: In the United States:

Canadian Stock Transfer Computershare Company 480 Washington Blvd. P.O. Box 700, Station B Jersey City, New Jersey Montreal, Quebec United States of America H3B 3K3 07310

Telephone:

1-800-387-0825 OR

1-416-682-3860 outside of North America www.canstockta.com

1	Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company.

Annual Meeting

The annual meeting of shareholders of Cameco

Corporation is scheduled to be held on Tuesday, May 15, 2012 at 1:30 p.m. at Cameco’s head office in Saskatoon, Saskatchewan.

Dividend Policy

The board of directors has established a policy of paying a quarterly dividend of $0.10 ($0.40 per year) per common share. This policy will be reviewed from time to time in light of the company’s cash flow, earnings, financial position and other relevant factors.

Inquiries

Cameco Corporation 2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Phone: 306-956-6200 Fax: 306-956-6201

Caution about forward-looking information

We are making statements and providing information about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. These include our statements about: our aim to increase our annual uranium production to 40 million pounds by 2018 and how we expect to achieve this goal; our views about the future of the nuclear industry, the supply and demand for uranium and energy, and the number of net new reactors expected by 2021; our expectations regarding future production at our projects, and planned activities for 2012; the percentage interest in the Millennium project that we will acquire as a result of our agreement with AREVA and the statement that the project could utilize our excess milling capacity; and our expectation that our cash flow and sales support disciplined, continuing growth. They also include other statements using words such as going to, continue, plan, forecast, expect, potential, ensure, could and will, or statements described as goals or milestones. These statements represent our views as of March 6, 2012, and can change significantly. We are presenting this information to help you understand management’s current views of our future prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws. This information is based on a number of material assumptions, and is subject to a number of material risks, which are discussed in our current annual MD&A, including under the heading “Caution about forward-looking information”. In particular, we have made assumptions about the demand for uranium, our expected production level and production costs, the reliability of our reserve and resource estimates, the geological, hydrological and other conditions at our mines and our ability to continue our operations without any significant disruptions due to accidents or other development or operating risks. We have also assumed that the agreement with AREVA to purchase an additional interest in the Millennium project will close as expected, and that the project will lead to utilization of our excess milling capacity. The material risks that could prevent us from reaching our production target for 2018 include the risks that actual sales volumes or market prices are lower than we expect; production costs are higher than planned, or necessary supplies are not available; our mineral reserve and resource estimates are not reliable, or we face unexpected or challenging conditions; or our operations are disrupted for any reason. We are also subject to the risks that the purchase of an additional interest in the Millennium project from AREVA may not be successfully completed, and that the project may not utilize our excess milling capacity as expected for any reason.

Qualified Persons

Information of a scientific and technical nature concerning Cigar Lake was prepared under the supervision of Grant Goddard, P. Eng., Cameco’s Vice-President, Saskatchewan Mining North, concerning McArthur River was prepared under the supervision of David Bronkhorst, P. Eng., Cameco’s Vice-President, Saskatchewan Mining South, and concerning Inkai was prepared under the supervision of Dave Neuburger, Vice-President, International Mining. Each of these individuals is a qualified person for the purpose of NI 43-101.

For comprehensive financial information visit:

CAMECO.COM